SHAREHOLDER MEETING ADJOURNED TO JUNE 11, 2025
TORTOISE GLOBAL WATER ESG FUND
Dear Valued Shareholder:
The Tortoise Global Water ESG Fund, Special Meeting of Shareholders originally scheduled to occur on April
28, 2025, has been adjourned for a second time to June 11, 2025, due to insufficient responses from eligible shareholders. A large portion of your fellow shareholders have voted, but we have not received enough responses to hold the meeting. Your vote today will help stop all future communications involving this meeting.
YOUR VOTE IS IMPORTANT.  OUR RECORDS INDICATE THAT YOU HAVE NOT YET VOTED ON THE PROPOSAL.
PLEASE TAKE A MOMENT NOW TO CAST YOUR VOTE TO AVOID AN ADDITIONAL ADJOURNMENT OF THE
MEETING.
Shareholders have the option to vote “For”, “Against” or “Abstain” on the enclosed proxy card to have their shares represented at the Special Meeting. In efforts to keep Fund costs down, we’d greatly appreciate your vote on this important proposal.
The polls are still open, so the opportunity to voice your opinion on the proposal outlined on the attached proxy card is now.
Information regarding the Special Meeting and the proposals can be found in the proxy statement.  For assistance in voting your shares please call 1 (800) 967-4614.
PROXY VOTING OPTIONS

Voting is easy. Please take a moment now to cast your vote using one of the options listed below:

1. MAIL your signed and voted proxy back in the postage paid envelope provided
2. ONLINE at the website indicated on the enclosed voting form and follow the online instructions
3. LIVE with a representative when you call toll-free 1 (800) 967-4614 Monday through Friday 9 a.m. to 10 p.m. Eastern time
Thank you in advance for your participation.

SHAREHOLDER MEETING ADJOURNED TO JUNE 11, 2025
TORTOISE GLOBAL WATER ESG FUND
Dear Valued Shareholder:
The Tortoise Global Water ESG Fund, Special Meeting of Shareholders originally scheduled to occur on April
28, 2025, has been adjourned for a second time to June 11, 2025, due to insufficient responses from eligible shareholders. A large portion of your fellow shareholders have voted, but we have not received enough responses to hold the meeting. Your vote today will help stop all future communications involving this meeting.
YOUR VOTE IS IMPORTANT.  OUR RECORDS INDICATE THAT YOU HAVE NOT YET VOTED ON THE PROPOSAL.
PLEASE TAKE A MOMENT NOW TO CAST YOUR VOTE TO AVOID AN ADDITIONAL ADJOURNMENT OF THE
MEETING.
Shareholders have the option to vote “For”, “Against” or “Abstain” on the enclosed proxy card to have their shares represented at the Special Meeting. In efforts to keep Fund costs down, we’d greatly appreciate your vote on this important proposal.
The polls are still open, so the opportunity to voice your opinion on the proposal outlined on the attached proxy card is now.
Information regarding the Special Meeting and the proposals can be found in the proxy statement.  For assistance in voting your shares please call 1 (877) 732-3618.
PROXY VOTING OPTIONS

Voting is easy. Please take a moment now to cast your vote using one of the options listed below:

1. MAIL your signed and voted proxy back in the postage paid envelope provided
2. ONLINE at the website indicated on the enclosed voting form and follow the online instructions
3. LIVE with a representative when you call toll-free 1 (877) 732-3618 Monday through Friday 9 a.m. to 10 p.m. Eastern time
Thank you in advance for your participation.

To:
From: votemyproxy@equiniti.com.
Subject: Tortoise Global Water ESG Fund – Please Vote Today!

TORTOISE GLOBAL WATER ESG FUND
Dear (First Name on Registration or if not applicable Shareholder),
A Special Meeting of Shareholders of the Tortoise Global Water ESG Fund (“the Fund”), originally held on May 1, was adjourned and is now scheduled for May 22, 2025 due to an insufficient number of shareholders casting votes. As a shareholder of the Fund, you should have received important proxy material requesting your vote to approve an important proposal as outlined below.
To approve the reorganization of Tortoise Global Water ESG Fund, a series of Managed Portfolio Series, into Tortoise Global Water Fund, a newly organized series of Tortoise Capital Series Trust.
INVESTOR PROFILE:
Investor ID: 1234567Security ID:
Fund Owned:
Shares:
City:ZIP Code:
OUR RECORDS INDICATE THAT WE HAVE NOT RECEIVED YOUR VOTE.
To vote, simply reply to this email with your last name and voting instructions, FOR, AGAINST or ABSTAIN.
A proxy specialist will confirm receipt and record your voting instructions accordingly.
If you have additional questions or would like more information about the Special Meeting, please call us at
877-732-3618.  Representatives are available between the hours of 8:00 a.m. and 10:00 p.m. Eastern Time,
Monday through Friday.  At the time of the call, please reference the Investor ID listed above.
If you’d like to view the  proxy materials for the Special Meeting, please visit  https://vote.proxyonline.com/
TortoiseFunds/docs/TPYP_TBLU.pdf
Your vote is important regardless of how many shares you own. Your prompt vote will reduce the need for additional mailings.
Thank you.
Sincerely,
Brian R. Wiedmeyer, President and Principal Executive Officer
Managed Portfolio Series, on behalf of the Tortoise Capital Funds